Exhibit 99.1

Composition of the Board of Directors of Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby announces the decision, by the Extraordinary Shareholders’ Meeting held today, regarding the election of the new Board of Directors for the period September 2016 to March 2017.

In accordance with the decision by the highest governing body, the Board of Directors of Ecopetrol S.A. shall be as follows:

Director	Type of Director
Minister of Finance and Public Credit	Non Independent Representative
Director of the National Planning Department	Non Independent Representative
Yesid Reyes Alvarado	Independent Representative
Ana Milena López Rocha	Non Independent Representative
Jaime Ardila Gómez	Independent Representative
Carlos Cure Cure	Independent Representative
Joaquín Moreno Uribe	Independent Representative
Horacio Ferreira Rueda	Independent Representative – postulated by the oil producing departments operated by Ecopetrol
Juan José Echavarría Soto	Independent Representative – postulated by ten (10) minority shareholders with major shareholding

Bogota, September 14, 2016

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co